Exhibit 99.52

FORM 51-102F3

Material Change Report

1.	Name and Address of Company

Skeena Resources Limited (the “Company”)
Suite 605 – 1021 West Hastings Street
Vancouver, British Columbia V6E 0C3

2.	Date of Material Change

October 2, 2020

3.	Press Release

The news release announcing the material change was issued and disseminated through Accesswire on October 5, 2020 and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) (www.sedar.com).

4.	Summary of Material Change

On October 5, 2020, the Company announced that it had closed the previously announced transaction with Barrick Gold Inc. (“Barrick”) to acquire 100% of the Eskay Creek gold- silver project (“Eskay Creek”) located in the Golden Triangle of northwest British Columbia, Canada (the “Transaction”). At the closing of the Transaction (the “Closing”), Barrick Gold Corporation (“Barrick Gold”) was issued an aggregate of (i) 22,500,000 common shares of the Company and (ii) warrants representing the right to acquire an additional 11,250,000 common shares of the Company.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On October 5, 2020, the Company announced that, pursuant to an amended and restated option agreement between the Company and Barrick, a wholly owned subsidiary of Barrick Gold, dated August 3, 2020, the Company had closed the previously announced transaction with Barrick to acquire 100% of Eskay Creek and that the Company had acquired 100% ownership and operatorship of Eskay Creek.

At the Closing, Barrick Gold, as Barrick’s nominee, was issued units of the Company comprised of an aggregate of (i) 22,500,000 common shares of the Company and (ii) warrants representing the right to acquire an additional 11,250,000 common shares of the Company at a price of $2.70 per share. In addition, at the Closing, a royalty interest in all minerals (including metals) within, upon or under the Eskay Creek property, calculated at the rate of 1.0% of net smelter returns from the sale of mineral products extracted or derived from the Eskay Creek property was reserved to Barrick. Half of that royalty may be repurchased from Barrick during the 24-month period after the Closing, at a cost of C$17.5 million. Barrick is also entitled to a contingent payment of C$15 million if the Company sells more than a 50% interest in Eskay Creek during the 24-month period after the Closing.

From the Closing date, Barrick is also subject to an 18-month standstill, such that its ownership of the Company will not exceed 19.9%. So long as Barrick maintains at least a 10% ownership in the Company on a partially diluted basis, it will have a right to maintain its pro-rata ownership via participation in future Company financings of common shares or securities convertible into common shares. The right will also permit Barrick to maintain its pro-rata position in the event that stock options are exercised or certain non-cash transactions occur that involve the issuance of securities that dilute Barrick’s ownership (excluding certain significant transactions that result in the Company issuing more than 50% of its common shares as consideration). In addition, for so long as Barrick maintains 10% ownership in the Company, Barrick will have the right to nominate one director to the board of the Company, and the Company will use its commercially reasonable efforts to obtain shareholder approval for the election of Barrick’s nominee to the board. The foregoing rights of Barrick are subject to certain procedural requirements.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Walter Coles, Jr., President and CEO, Tel No: (604) 684-8725.

9.	Date of Report

October 9, 2020